November 19, 2025

Mark Pickering
Chief Financial Officer
Aspen Insurance Holdings Limited
141 Front Street
Hamilton, HM19
Bermuda

       Re: Aspen Insurance Holdings Limited
           Form 20-F for the Fiscal Year Ended December 31, 2024
           File No. 001-31909
Dear Mark Pickering:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance